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                                                                       EXHIBIT C



                               SPECIAL RESOLUTION
         AUTHORIZATION OF ADDITIONAL COMMON SHARES AND PREFERRED SHARES

         Set forth below is the text of the resolution to be submitted with respect to an amendment to the Memorandum and Articles of the Company which shall effect (1) an increase in the number of authorized common shares of the Company, without par value per share, to 100,000,000, and (2) an increase in the number of authorized preferred shares of the Company, without par value per share, to 5,000,000.

         NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

         1. The proper officers of the Company be, and they hereby are, authorized and directed to file an amendment to the Memorandum and Articles of the Company, other relevant corporate documents, in substantially same form as follows:

                  "The authorized capital of the Company consists of 105,000,000 shares, divided into 5,000,000 preferred shares, without par value per share, and 100,000,000 common shares, without par value per share'

         2. The proper officers of the Company be, and they hereby are, authorized and directed, for and in the name of and on behalf of the Company, to execute all such documents, instruments, and certificates under the corporate seal or otherwise, and to do all such other acts and things, as they may determine in their sole and absolute discretion to be necessary or advisable in order to carry out the purpose and intent of the foregoing resolution.